UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-34903

TOWER INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

17672 Laurel Park Drive North Suite 400E

Livonia, Michigan

48152

(248) 675-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

EXPLANATORY NOTE

This certification and notice relates to common shares of Tower International, Inc. Effective September 30, 2019, Tiger Merger Sub, Inc. (a wholly owned subsidiary of Autokiniton US Holdings, Inc.) merged with and into Tower International, Inc., with Tower International, Inc. surviving such merger as wholly owned subsidiary of Autokiniton US Holdings, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Tower International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TOWER INTERNATIONAL, INC.

Date: October 10, 2019	By:	/s/ George Thanopoulos
	Name:	George Thanopoulos
	Title:	President and Chief Executive Officer